Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: Baker Hughes Incorporated

Subject Company: Baker Hughes Incorporated
Commission File No.: 001-09397

The following materials were distributed to Baker Hughes managers in connection with presentations delivered to Baker Hughes employees:

Integration Update

Belgacem Chariag, Chief Integration Officer

[C] 2015 BAKER HUGHES INCORPORATED. ALL RIGHTS RESERVED. TERMS AND CONDITIONS OF
USE: BY ACCEPTING THIS DOCUMENT, THE RECIPIENT AGREES THAT THE DOCUMENT TOGETHER
WITH  ALL  INFORMATION  INCLUDED  THEREIN  IS  THE  CONFIDENTIAL AND PROPRIETARY
PROPERTY OF BAKER HUGHES INCORPORATED AND INCLUDES VALUABLE TRADE SECRETS AND/OR
PROPRIETARY  INFORMATION  OF  BAKER  HUGHES  (COLLECTIVELY "INFORMATION"). BAKER
HUGHES  RETAINS  ALL  RIGHTS  UNDER  COPYRIGHT LAWS AND TRADE SECRET LAWS OF THE
UNITED  STATES OF AMERICA AND OTHER COUNTRIES. THE RECIPIENT FURTHER AGREES THAT
THE  DOCUMENT MAY NOT BE DISTRIBUTED, TRANSMITTED, COPIED OR REPRODUCED IN WHOLE
OR  IN  PART  BY  ANY  MEANS,  ELECTRONIC, MECHANICAL, OR OTHERWISE, WITHOUT THE
EXPRESS  PRIOR  WRITTEN CONSENT OF BAKER HUGHES, AND MAY NOT BE USED DIRECTLY OR
INDIRECTLY IN ANY WAY DETRIMENTAL TO BAKER HUGHES' INTEREST.

Important Information For Investors And Stockholders

This  communication  does  not  constitute  an  offer  to  buy  or  sell  or the solicitation  of an offer to buy or sell any securities or a solicitation of any vote  or approval. This communication relates to a proposed business combination between  Baker  Hughes  Incorporated  ("Baker  Hughes")  and Halliburton Company
("Halliburton").  In  connection  with  this  proposed  business combination, on
December 19, 2014, Halliburton filed with the Securities and Exchange Commission
(the  "SEC") a registration statement on Form S-4 containing a preliminary joint proxy  statement/prospectus  of Baker Hughes and Halliburton and other documents related  to  the  proposed  transaction.  The registration statement has not yet become  effective. After the registration statement is declared effective by the
SEC, Baker Hughes and Halliburton will each file with the SEC a definitive proxy
statement/prospectus   and   other   documents  with  respect  to  the  proposed
acquisition  of Baker Hughes and a definitive proxy statement/prospectus will be mailed  to  stockholders of Baker Hughes and Halliburton. INVESTORS AND SECURITY
HOLDERS  OF  BAKER  HUGHES  AND  HALLIBURTON  ARE  URGED TO READ THE JOINT PROXY
STATEMENT/PROSPECTUS  AND  OTHER  DOCUMENTS  THAT  MAY  BE  FILED  WITH  THE SEC
CAREFULLY  AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION
ABOUT  THE  PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Baker Hughes
and/or   Halliburton   through   the   website   maintained   by   the   SEC  at
http://www.sec.gov.  Copies  of the documents filed with the SEC by Baker Hughes will  be  available  free  of  charge  on  Baker  Hughes'  internet  website  at
http://www.bakerhughes.com  or  by  contacting  Baker Hughes' Investor Relations
Department       by       email       at      trey.clark@bakerhughes.com      or
alondra.oteyza@bakerhughes.com    or    by    phone    at   +1-713-439-8039   or
+1-713-439-8822.  Copies of the documents filed with the SEC by Halliburton will
be   available   free   of   charge   on   Halliburton's   internet  website  at
http://www.halliburton.com  or  by  contacting  Halliburton's Investor Relations
Department by email at investors@halliburton.com or by phone at +1-281-871-2688.

Participants in Solicitation

Baker  Hughes,  Halliburton,  their  respective  directors  and certain of their respective executive officers may be considered participants in the solicitation of  proxies  in  connection with the proposed transaction. Information about the directors  and  executive  officers  of  Baker Hughes is set forth in its Annual
Report  on  Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2014 annual meeting of stockholders,  which  was  filed  with  the  SEC on March 5, 2014, its Quarterly
Report  on  Form  10-Q  for the quarter ended September 30, 2014 which was filed with the SEC on October 21, 2014 and its Current Reports on Form 8-K, which were filed  with  the SEC on June 10, 2014, September 10, 2014 and December 10, 2014.
Information  about  the  directors  and executive officers of Halliburton is set forth  in  its  Annual Report on Form 10-K for the year ended December 31, 2013, which  was  filed  with the SEC on February 7, 2014, its proxy statement for its
2014  annual  meeting  of stockholders, which was filed with the SEC on April 8,
2014, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 which was filed with the SEC on October 24, 2014 and its Current Reports on Form
8-K, which were filed with the SEC on July 21, 2014 and December 9, 2014.

These documents can be obtained free of charge from the sources indicated above.
Additional information regarding the participants in the proxy solicitations and a  description  of  their direct and indirect interests, by security holdings or otherwise,  are  contained  in  the  joint  proxy statement/prospectus and other relevant materials filed with the SEC.

Important Information For Investors And Stockholders

Cautionary Statement Regarding Forward-Looking Statements

Certain  statements  in this communication regarding the proposed acquisition of
Baker  Hughes  by  Halliburton,  including any statements regarding the expected timetable for completing the proposed transaction, benefits and synergies of the
proposed   transaction,  future  opportunities  for  the  combined  company  and products,  future  financial  performance  and  any  other  statements regarding
Halliburton's and Baker Hughes' future expectations, beliefs, plans, objectives, financial  conditions,  assumptions or future events or performance that are not historical  facts  are  "forward-looking"  statements made within the meaning of
Section  27A  of  the Securities Act of 1933, as amended, and Section 21E of the
Securities  Exchange Act of 1934, as amended. The words "anticipate," "believe,"
"ensure,"   "expect,"   "if,"   "intend,"   "estimate,"  "probable,"  "project,"
"forecasts,"  "predict,"  "outlook,"  "aim," "will," "could," "should," "would,"
"potential,"   "may,"  "might,"  "anticipate,"  "likely"  "plan,"  "positioned,"
"strategy,"  and  similar expressions, and the negative thereof, are intended to identify forward-looking statements.

All forward-looking information are subject to numerous risks and uncertainties, many of which are beyond the control of Baker Hughes and Halliburton, that could cause  actual results to differ materially from the results expressed or implied by  the  statements.  These risks and uncertainties include, but are not limited to:  failure  to  obtain  the  required  votes of Baker Hughes' or Halliburton's stockholders; the timing to consummate the proposed transaction; the risk that a condition  to  closing  of the proposed transaction may not be satisfied or that the closing of the proposed transaction might otherwise not occur; the risk that a  regulatory  approval that may be required for the proposed transaction is not obtained  or  is  obtained  subject  to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing,
outcome   and  results  of  integrating  the  operations  of  Baker  Hughes  and
Halliburton  and  the  ultimate  outcome of Halliburton's operating efficiencies applied  to  Baker  Hughes'  products  and services; the effects of the business combination  of  Baker  Hughes and Halliburton, including the combined company's future  financial condition, results of operations, strategy and plans; expected synergies  and  other  benefits from the proposed transaction and the ability of
Halliburton to realize such synergies and other benefits; expectations regarding regulatory  approval of the transaction; results of litigation, settlements, and
investigations;   civil   unrest,   government  expropriations  and/or  epidemic
outbreaks;  final  court approval of, and the satisfaction of the conditions in,
Halliburton's September 2014 settlement relating to the Macondo well incident in the  Gulf  of  Mexico; appeals of the multi-district litigation District Court's
September  2014 ruling regarding Phase 1 of the trial, and future rulings of the
District  Court;  results  of  litigation,  settlements,  and investigations not covered  by  the  settlement  or  the District Court's rulings; actions by third parties, including governmental agencies, relating to the Macondo well incident;
BP's   April   2012   settlement   relating   to   the  Macondo  well  incident,
indemnification,   and   insurance  matters;  with  respect  to  repurchases  of
Halliburton  common  stock,  the  continuation  or  suspension of the repurchase program,  the  amount,  the  timing and the trading prices of Halliburton common stock,  and  the  availability  and  alternative  uses of cash; actions by third parties,  including governmental agencies; changes in the demand for or price of oil  and/or  natural  gas  can  be  significantly  impacted  by  weakness in the worldwide  economy;  consequences  of  audits and investigations by domestic and foreign  government  agencies  and  legislative bodies and related publicity and potential  adverse  proceedings  by  such  agencies;  protection of intellectual property  rights  and against cyber attacks; compliance with environmental laws;
changes  in  government  regulations  and  regulatory requirements, particularly those  related to offshore oil and natural gas exploration, radioactive sources,
explosives,   chemicals,   hydraulic  fracturing  services  and  climate-related
initiatives;  compliance  with  laws  related  to  income  taxes and assumptions regarding  the  generation  of  future  taxable  income;  risks of international operations, including risks relating to unsettled political conditions, war, the effects  of  terrorism,  and  foreign exchange rates and controls, international trade  and  regulatory controls, and doing business with national oil companies;
weather-related issues, including the effects of hurricanes and tropical storms;
changes  in  capital  spending  by customers; delays or failures by customers to make  payments  owed  to  us;  execution  of  long-term,  fixed-price contracts;
impairment  of oil and natural gas properties; structural changes in the oil and natural  gas  industry; maintaining a highly skilled workforce; availability and cost  of raw materials; and integration of acquired businesses and operations of joint  ventures.  Expectations  regarding business outlook, including changes in
revenue,   pricing,   capital   spending,   profitability,  strategies  for  our
operations,  oil  and  natural gas market conditions, customers' business plans, market  share  and  contract  terms, costs and availability of resources, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding  these  matters.  Additional  information  concerning  these and other factors  can be found in Baker Hughes' and Halliburton's respective filings with the  SEC  and available through the SEC's Electronic Data Gathering and Analysis
Retrieval   system   at   http://www.sec.gov,   including   Baker   Hughes'  and
Halliburton's most recent Annual Reports on Form 10-K, Quarterly Reports on Form
10-Q and Current Reports on Form 8-K. The foregoing list of important factors is not exclusive. Baker Hughes' forward-looking statements are based on assumptions that  Baker  Hughes  believes  to  be  reasonable  but  that may not prove to be accurate.  Baker Hughes and Halliburton assume no obligation to update or revise any  forward-looking statements as a result of new information, future events or otherwise,  except as may be required by law. Readers are cautioned not to place undue  reliance  on  these  forward-looking statements that speak only as of the date hereof.

Initial Observations

*     Deep   respect   for   Baker   Hughes   employees   and  their  collective
      accomplishments

*     Enormous  excitement  about  the  opportunities  that  await  the combined company

*     Absolute commitment to make this transaction a success

*     Overriding  objective of integration planning: Do what's best for combined business post-closing

*     Understand our obligation to protect our business; business as usual prior to closing

Belgacem Chariag shared with us these insights regarding his early meetings with
 Halliburton...

[] It is going very well, and he feels we are moving quickly, efficiently and thoughtfully during the integration planning phase.

[] MAKE POINT THAT WE ARE PLANNING THE INTEGRATION AND NOT ACTUALLY INTEGRATING
 AT THIS POINT

[] The dialogue has been very collaborative and constructive

[] As Belgacem mentioned in his first email about the process earlier this month: 1) there is deep respect for Baker Hughes employees and their collective accomplishments;
2) there is enormous excitement about the opportunities that await the combined company; and 3) there is an absolute commitment to make this transaction a success.

[] He related that Halliburton is more and more impressed with our business each meeting and what we offer

[] They are putting their very best resources on it; investing in best-in-class integration consultants, etc.

[] The overriding objective of our work at this point is to do what's best for the combined business post-closing

[] At the same time, Baker Hughes has an obligation to conducts its business in a manner consistent with past practices
[] In these early stages we do not share information that would impact our ability to compete or succeed in the marketplace
[] We still treat Halliburton as a competitor

Benefits of RedBlue

 BEST-IN-CLASS   ROBUST DEEPWATER COMPREHENSIVE     EXPANDED PLATFORM
UNCONVENTIONAL       TECHNOLOGY   MATURE FIELDS    FOR SUPERIOR GROWTH,
   SOLUTIONS         PORTFOLIO    CAPABILITIES     MARGINS and RETURNS

Creates   a   stronger,   more  diverse  organization  with  the  resources  and
technologies to solve the industry's most difficult challenges

Each company has a rich history and strengths it brings to the combination.

We are very aligned about the vision and promise for the combined company and its ability to deliver for customers and shareholders.

This combination offers the potential to compete more effectively in a rapidly changing services industry than either company could on its own.

It has the potential to change the industry in terms of what one company can offer with comprehensive products and innovative technology.

And, while there will be redundancies that impact people, over the long term we believe this will create more opportunities for employees at both companies.

RED-BLUE INTEGRATION STRATEGY

                   PLAN FOR INTEGRATION                     CAPTURE VALUE           CREATE VALUE
                                                            INTEGRATE | STABILIZE | OPTIMIZE
                                                                                         COMBINED
                                                               EFFICIENCY OF         COMPANY WELL-
                                                                INTEGRATION             POSITIONED
                                                                    CHANGE            FOR SUPERIOR
                                                                MANAGEMENT         GROWTH, MARGINS,
                                                                                          RETURNS
 PRESERVE          TRANSACTION
  PRESENT                  AND            DEVELOP                                       Work towards
  BUSINESS          REGULATORY         INTEGRATION                   DAY 1                nearly $2B
    VALUE             APPROVAL               PLAN                    onwards            in annual cost
                                                                                           synergies
                                                            Generate returns from  Mobilize focused,
                                                            multiple best-in-class high-performance
                                                            business lines         organization based on:
                                                            Build outstanding      [] Shared values
                                                            technology and service [] Social connection
                                                            delivery platform for  [] Unified desire to
                                                            superior future growth   deliver value
                                                            Accretive to cash      Accretive to EPS by
                                                            flow by end of year    end of year two
------------------ ------------------- -------------------- ---------------------- ----------------------
                                                            one after close
    Maintain the     Diligently meet   Detailed integration
   business, key   conditions to close  roadmap complete
people, reputation                          prior to close

Integration Approach

Here is the approach to integration - organized around three key themes: They are Integrate. Stabilize. And Optimize.

Integrate. This is putting one and one together, and tweak. We will not re
 -engineer or reinvent. That would jeopardize our timelines and targets, and create risk. We are not trying to build a new company from scratch.

The second is Stabilize. This is taking one and one and making sure they at least equal two. The last thing we want to do is destroy value.

Third, we will Optimize. This relates to synergies and here we want to make one and one equal three.

The Baker Hughes integration team is focused on planning the integration .

People assigned to the work streams will execute that plan post close.

It's important to understand the distinction between integration planning, which spans today to Day 1, and implementation, which spans Day 1 through the end of
 2017.

Between now and the end of year, we will focus our efforts on securing the necessary

approvals, the process of divesting businesses (if needed) and the integration planning.

By the end of 2016, we expect to achieve a certain percentage of the synergies.

By the end of 2017, we plan to achieve all of the remaining synergies, and hopefully exceed that amount.

BELGACEM CHARIAG                                            DINU JOHN
-------------------------                                   ----------------------
Chief Integration Officer                                   Information Technology
     CHAD CAILLOUET                                         DALE KUNNEMAN
                                                            ----------------------
     Business/Market Data                                   Human Resources
                          THE BAKER HUGHES INTEGRATION TEAM
 MARK BAERENWALD                                            DON PREJEAN
-------------------------                                   ----------------------
 Finance                                                    Project Manager

Here is the Baker Hughes integration team - there may be a few familiar faces.

A task of this magnitude is a really a team effort, and a collaborative one.
 This small core team is focused on managing the project on a daily basis along with their counterparts at Halliburton.

From left[]

Mark Baerenwald , Finance Lead
Chad Caillouet , Business/Market Data Lead Belgacem Chariag, Chief Integration
 Officer Dinu John , Information Technology Lead Dale Kunneman , Human Resources
 Lead Don Prejean , Project Manager

The team will expand as the planning progresses. Some of you may be asked to play a role in the integration, and I ask that you support their efforts whole-heartedly.

INTEGRATION PROCESS GUIDING PRINCIPLES
[GRAPHIC OMITTED]

These are the guiding principles of the integration[]

Speed trumps perfection
[] Integrate, Stabilize, Optimize
Combined company comprised of best people, products, processes Focus on what we have in common We are integrating, not re -engineering
Unless there is a compelling reason, Halliburton processes/systems will be used in the combined company We will communicate regularly, as milestones are reached

INTEGRATION PROCESS PATHWAY
[GRAPHIC OMITTED]

WHERE WE ARE

Regulatory reviews have begun.

Work has begun to create the integration plan.

[] Core team identified
[] Joint Leadership Kickoff briefing took place
[] Guidelines established
[] Teams assigned to build integration plans
[] Integration taskforces in place for HR, IT, Finance

Next step: A vote by shareholders of both companies is expected this spring

TO DATE

* Core team identified

* Joint Leadership Kickoff

* Guidelines and data protocols established

* Integration taskforces in place for HR, IT, Finance

*The order, timing, and completion of events described may change.

[GRAPHIC OMITTED]
[C] 2015 Baker Hughes Incorporated. All Rights Reserved.